

16004380

P.E. 12/31/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Omnicom Group Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2015 and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF O'Connor Davies, LLP

Harrison, New York
June 24, 2016

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Harrison, NY 10528 | Tel: 914.381.8900 | Fax: 914.381.8910 | www.pkfod.com

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,	
	2015	2014
Assets:		
Investments, at fair value	$ 2,129,562	$ 2,152,645
Investments, at contract value	266,259	279,912
	2,395,821	2,432,557
Receivables:		
Employer contributions	42,836	39,056
Notes receivable from participants	24,893	24,652
Accrued interest and dividends	1,019	1,074
Due from broker for investments sold	260	92
Other	200	200
	69,208	65,074
Total Assets	2,465,029	2,497,631
Liabilities:		
Accrued expenses and other	1,447	1,018
Due to broker for investments purchased	731	148
Total Liabilities	2,178	1,166
Net Assets Available for Benefits	$ 2,462,851	$ 2,496,465

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31,	
	2015	2014
Additions:		
Interest and dividend income	$ 115,343	$ 138,873
Contributions:		
Employer	42,928	39,148
Participants	128,686	119,602
Rollover	15,439	13,372
	187,053	172,122
	302,396	310,995
Deductions:		
Benefit payments	231,531	238,687
Administrative expenses	90	121
	231,621	238,808
Net appreciation (depreciation) in fair value of investments	(106,807)	(8,645)
Net increase (decrease) in net assets before transfers	(36,032)	63,542
Assets transferred into Plan	2,418	9,038
Net increase (decrease) in net assets	(33,614)	72,580
Net assets available for benefits, beginning of year	2,496,465	2,423,885
Net assets available for benefits, end of year	$ 2,462,851	$ 2,496,465

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

General

The Plan is a defined contribution retirement plan covering all eligible employees of participating companies of Omnicom Group Inc. (the "Company") and the Company is the sponsor of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee") and an affiliate of the Trustee performs the recordkeeping services for the Plan.

Eligibility and Plan Entry Dates

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies can enroll in the Plan as soon as administratively practicable following employment. For the profit sharing feature of the Plan, eligible employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

Contributions

Participants may elect to make pre-tax contributions from 1% to 70% of their eligible compensation, subject to the current annual dollar limit under the Code of $18,000 in 2015. Additionally, participants who have reached age 50 are able to contribute an additional $6,000 in pre-tax catch-up contributions in 2015. The Plan accepts rollover contributions from other employers' qualified plans and from eligible Individual Retirement Accounts.

Each participating company may make discretionary matching contributions and discretionary profit sharing contributions ("Employer Contributions") to the Plan each year on behalf of its eligible employees. Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Employer Contributions, if any, and investment income, which consists of interest, dividends, and the net realized and unrealized investment gains and losses, less administrative expenses, for the funds in which that account is invested.

Participants may elect to have their account balances invested into one or more of the investment options that are available through the Plan. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more; or,

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

Forfeitures

Forfeited non-vested account balances may be allocated as Employer Contributions and also may be used to pay Plan expenses. Forfeitures totaled $3.0 million for both 2015 and 2014. The forfeitures were used to offset Employer Contributions for those respective years.

Payment of Benefits

Upon termination of employment, retirement, disability or death, participants (or their beneficiaries) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Terminated participants may defer payment of their account until they are required to receive a distribution in accordance with the Code. The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

The Plan also allows hardships withdrawals, if certain conditions are met, and has an in-service withdrawal provision for employees who are age 59 ½ or older.

Notes Receivable from Participants

Generally, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2015 range from 3.25% to 9.54%. Principal and interest are generally repaid through payroll deductions. General purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. However, loans granted for principal residences that were transferred from merged plans may have longer maturity dates.

Administrative Expenses

Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other fees are paid by the participant. Certain costs and expenses of administrating the Plan ("Permitted Expenses") are paid by the Plan and other Permitted Expenses are paid by the Company.

The Trustee currently makes payments to the Plan that the Committee may use to pay Permitted Expenses or for other permitted Plan purposes. In 2015 and 2014, the Committee applied a portion of the Trustee payments to reduce certain Plan administrative expenses in the amount of $354,016 and $553,049, respectively. At December 31, 2015 and 2014, $1.4 million and $1.0 million, respectively, of the Trustee payments may be applied to reduce future Permitted Expenses or for other permitted Plan purposes. Pending the use for Permitted Expenses or other permitted Plan purposes, the funds are invested in the Fidelity Retirement Money Market Fund.

Assets Transferred into Plan

In 2015, one separate retirement plan sponsored by a subsidiary of the Company was merged into the Plan and assets of $2.4 million were thereby transferred into the Plan. In 2014, three separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $9.0 million were thereby transferred into the Plan. Additional subsidiaries may merge their plan assets into the Plan in the future.

Changes to Investment Options

The Committee periodically reviews the investment options available in the Plan and any changes to the investment options are communicated to the participants. In 2015, the Plan added the Fidelity Freedom K 2060 Fund. In 2014, the share classes for the Fidelity Spartan 500 Index Fund, the Morgan Stanley Small Company Growth Fund and the Neuberger Berman Socially Responsive Fund were changed. The new share classes have investment strategies and risks that are similar in nature to those of the former share classes and have lower expense ratios. In 2014, the Plan replaced the Eaton Vance Large-Cap Value Fund with the T. Rowe Price Institutional Large Cap Value Fund.

2. Summary of Significant Accounting Policies

Accounting Changes

Effective January 1, 2015, the Plan retrospectively adopted FASB Accounting Standards Update ("ASU") 2015-07, *Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)* ("ASU 2015-07"), which removed the requirement to include in the fair value hierarchy all investments for which fair value is measured using the net asset value per share expedient. The adoption of ASU 2015-07 did not have a significant impact on the Plan's statements of net assets available for benefits or the statements of changes in net assets available for benefits.

In July 2015, the FASB issued ASU 2015-12, *Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Plans, Health and Welfare benefit Plans: (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient* ("ASU 2015-12"), which simplifies the disclosures for employee benefit plans. Part I eliminates the requirement to measure fully benefit-responsive investment contracts at fair value. Contract value is the only measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments that represent 5% or more of net assets available for benefits, the net appreciation or depreciation in fair value of investments by general type and simplifies the level of disaggregation of investments that are measured using fair value. Part III permits plans to measure investments from the end of the month closest to the plans fiscal year end. Effective January 1, 2015, the Plan retrospectively adopted Parts I and II. Part III is not applicable to the Plan. The adoption of ASU 2015-12 did not have a significant impact on the Plan's statements of net assets available for benefits or the statements of changes in net assets available for benefits.

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, additions to and deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions and the difference could be material.

Investments

The Plan's investments, excluding its investment in The Fidelity Managed Income Portfolio II ("MIP II"), are stated at fair value. MIP II is a common/collective trust that holds fully benefit-responsive investment contracts (see Note 3) and is stated at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Shares of registered investment companies (mutual funds) are valued at quoted market prices. Company Stock is valued at the closing price on The New York Stock Exchange.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in the fair value of investments consists of the net realized and unrealized investment gains and losses.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued interest. As provided for in the Plan, delinquent notes receivable are classified as benefit payments and are reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefits are recorded when paid.

Fair Value Measurement

The Plan applies the fair value measurement guidance for its financial assets and liabilities that are required to be measured at fair value on a recurring basis. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical assets or liabilities in markets that are not active; and model-derived valuations with observable inputs.

Level 3 - Unobservable inputs for the asset or liability.

Risk and Uncertainties

The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, foreign currency risk, economic changes, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participant account balances.

3. Investment in Fully Benefit Responsive Contracts

The underlying assets of MIP II are a pool of fixed income securities that include U.S. Government and government agency obligations, publicly traded investment grade corporate debt, asset-backed securities and other debt securities. The securities are "wrapped" by synthetic investment contracts that provide liquidity for participant withdrawals by maintaining a constant net asset value ("NAV"). The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). At December 31, 2015 and 2014, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers. The interest crediting rates at December 31, 2015 and 2014 were 1.64% and 1.49%, respectively.

The contract value of MIP II is determined by the Trustee and is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value.

4. Investments

Investments measured at fair value at December 31, 2015 and 2014 were (in thousands):

	2015	2014
Omnicom Group Inc. Common Stock	$ 153,693	$ 164,634
Fidelity Contrafund - Class K	272,356	270,255
Spartan 500 Index Fund - Advantage Institutional Class	263,892	263,807
Fidelity Diversified International Fund - Class K	163,763	163,527
PIMCO Total Return Fund - Institutional Class	144,935	155,006
Dreyfus Midcap Value Fund - Class I	130,623	158,051
T. Rowe Price Institutional Large Cap Value Fund	123,855	138,079
T. Rowe Price Institutional Large Cap Core Growth Fund	118,421	100,571
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	97,235	116,625
Fidelity Low-Priced Stock Fund - Class K	64,614	66,125
RS Partners Fund - Class Y	17,013	24,426
Neuberger Berman Socially Responsive Fund - Class R6	14,451	14,016
Fidelity Freedom K Income Fund	10,847	11,417
Fidelity Freedom K 2005 Fund	2,015	2,769
Fidelity Freedom K 2010 Fund	6,579	8,531
Fidelity Freedom K 2015 Fund	13,689	15,325
Fidelity Freedom K 2020 Fund	44,355	43,050
Fidelity Freedom K 2025 Fund	55,321	52,424
Fidelity Freedom K 2030 Fund	75,815	71,173
Fidelity Freedom K 2035 Fund	91,570	84,127
Fidelity Freedom K 2040 Fund	105,747	97,416
Fidelity Freedom K 2045 Fund	77,942	67,076
Fidelity Freedom K 2050 Fund	67,026	56,136
Fidelity Freedom K 2055 Fund	12,146	7,259
Fidelity Freedom K 2060 Fund	410	N/A
Fidelity Retirement Government Money Market II Portfolio	1,247	818
Cash equivalents	2	2
	$ 2,129,562	$ 2,152,645

The appreciation (depreciation) in the fair value of investments, consisting of the net realized and unrealized investment gains and losses, for the years ended December 31, 2015 and 2014, was (in thousands):

	2015	2014
Omnicom Group Inc. Common Stock	$ (3,956)	$ 6,581
Fidelity Contrafund - Class K	2,998	5,308
Spartan 500 Index Fund - Advantage Institutional Class	(3,794)	22,423
Spartan 500 Index - Institutional Class	N/A	4,089
Fidelity Diversified International Fund - Class K	2,773	(11,594)
Dreyfus Midcap Value Fund - Class I	(38,213)	(2,328)
PIMCO Total Return Fund - Institutional Class	(8,179)	(242)
T. Rowe Price Institutional Large Cap Value Fund	(11,502)	9,582
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	(18,327)	(29,388)
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	N/A	1,891
Eaton Vance Large Cap Value Fund - Class I	N/A	2,537
T. Rowe Price Institutional Large Cap Core Growth Fund	10,835	7,139
Fidelity Low-Priced Stock Fund - Class K	(3,251)	1,011
RS Partners Fund - Class Y	(2,657)	(5,609)
Neuberger Berman Socially Responsive Fund - Class R6	(936)	(27)
Neuberger Berman Socially Responsive Fund - Institutional Class	N/A	(38)
Fidelity Freedom K Income Fund	(455)	(118)
Fidelity Freedom K 2000 Fund	N/A	(62)
Fidelity Freedom K 2005 Fund	(92)	(69)
Fidelity Freedom K 2010 Fund	(414)	(529)
Fidelity Freedom K 2015 Fund	(861)	(649)
Fidelity Freedom K 2020 Fund	(2,461)	(1,694)
Fidelity Freedom K 2025 Fund	(3,064)	(1,934)
Fidelity Freedom K 2030 Fund	(4,542)	(2,813)
Fidelity Freedom K 2035 Fund	(5,479)	(3,451)
Fidelity Freedom K 2040 Fund	(6,234)	(4,229)
Fidelity Freedom K 2045 Fund	(4,513)	(2,448)
Fidelity Freedom K 2050 Fund	(3,877)	(1,899)
Fidelity Freedom K 2055 Fund	(589)	(85)
Fidelity Freedom K 2060 Fund	(17)	N/A
	$ (106,807)	$ (8,645)

5. Fair Value

Investments measured at fair value on a recurring basis at December 31, 2015 and 2014 were (in thousands):

	2015			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 2	$ —	$ —	$ 2
Mutual Funds	1,975,867	—	—	1,975,867
Company Stock	153,693	—	—	153,693
	$ 2,129,562	$ —	$ —	$ 2,129,562

	2014			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 2	$ —	$ —	$ 2
Mutual Funds	1,988,009	—	—	1,988,009
Company Stock	164,634	—	—	164,634
	$ 2,152,645	$ —	$ —	$ 2,152,645

6. Party-In-Interest Transactions

Certain investments are managed by the Trustee of the Plan and certain of its affiliates therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment related services are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

One of the investment funds invests exclusively in Company Stock. At December 31, 2015 and 2014, the Plan owned 2,031,368 and 2,125,137 shares of Company Stock, respectively, with corresponding year-end fair values of $153.7 million and $164.6 million, respectively.

Additionally, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions. These loans are recorded as notes receivable from participants in the statements of net assets available for benefits.

7. Plan Amendment or Termination

The Company or its delegate has the right to amend the Plan at any time. In addition, although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested in accordance with the terms of the Plan.

8. Tax Status

The Plan is a retirement plan that is designed to satisfy the qualification requirements under Section 401(a) of the Code, and therefore is not subject to tax under present income tax regulations. The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated November 20, 2015, that the terms of the Plan and related trust comply with applicable sections of the Code.

The Plan is subject to routine examination by various taxing jurisdictions. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan's financial statements.

9. Delinquent Participant Contributions

In 2015, one participating company failed to remit certain employee loan repayments of $326 to the Plan within a timely manner and in 2014 certain participating companies failed to remit certain employee contributions and loan repayments of $6,810 to the Plan within a timely manner. These amounts were subsequently remitted to the Plan. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these applicable earnings to the Plan. A portion of the 2015 and 2014 amounts is included in employee contributions receivable at December 31, 2015 and 2014.

10. Subsequent Events

The Committee evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
EIN: 13-1514814
Plan No. 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value (in thousands)
*	Omnicom Group Inc. Common Stock	2,031,368 shares. Employer security. Common stock. $.15 par value.	a	$ 153,693
*	Fidelity Managed Income Portfolio II	266,259,293 shares. Common/Collective Trust which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	266,259
*	Fidelity Contrafund - Class K	2,754,409 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	272,356
*	Spartan 500 Index Fund - Advantage Institutional Class	3,675,373 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	263,892
*	Fidelity Diversified International Fund - Class K	4,680,270 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	163,763
	Dreyfus Midcap Value Fund - Class I	4,499,591 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	130,623
	PIMCO Total Return Fund - Institutional Class	14,392,796 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	144,935
	T. Rowe Price Institutional Large Cap Value Fund	6,595,048 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	123,855
	T. Rowe Price Institutional Large Cap Core Growth Fund	4,296,839 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	118,421
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	7,061,401 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	97,235
*	Fidelity Low-Priced Stock Fund - Class K	1,354,304 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	64,614
	RS Partners Fund - Class Y	613,098 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	17,013
	Neuberger Berman Socially Responsive Fund - Class R6	446,420 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	14,451
*	Fidelity Freedom K Income Fund	954,848 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	10,847
*	Fidelity Freedom K 2005 Fund	162,750 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	2,015
*	Fidelity Freedom K 2010 Fund	533,114 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	6,579

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value (in thousands)
*	Fidelity Freedom K 2015 Fund	1,069,480 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	13,689
*	Fidelity Freedom K 2020 Fund	3,280,682 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	44,355
*	Fidelity Freedom K 2025 Fund	3,923,470 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	55,321
*	Fidelity Freedom K 2030 Fund	5,290,663 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	75,815
*	Fidelity Freedom K 2035 Fund	6,203,953 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	91,570
*	Fidelity Freedom K 2040 Fund	7,149,869 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	105,747
*	Fidelity Freedom K 2045 Fund	5,124,392 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	77,942
*	Fidelity Freedom K 2050 Fund	4,372,229 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	67,026
*	Fidelity Freedom K 2055 Fund	1,070,097 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	12,146
*	Fidelity Freedom K 2060 Fund	41,497 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	410
*	Fidelity Retirement Government Money Market II Portfolio	1,419,987 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	1,247
*	Cash equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	2
*	Notes receivable from participants	Loans to participants with maturities through May 2042, interest rates ranging from 3.25% to 9.54%, collateralized by participants' vested account balances.	—	24,893
				2,420,714

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015
EIN: 13-1514814
Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions			
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE (Prohibited Transaction Exemption) 2002-51
$326	N/A	$326	N/A	N/A

In 2015 one participating company failed to remit certain employee loan repayments of $326 to the Plan within a timely manner. The participating company subsequently remitted these loan repayments to the Plan. The Trustee computed the applicable earnings to the participants and the participating company subsequently remitted these applicable earnings to the Plan.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN



Dated: June 24, 2016

Leslie Chiocco
Member of Administrative Committee


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of Omnicom Group Inc. of our report dated June 24, 2016 relating to the financial statements and supplemental schedules of the Omnicom Group Retirement Savings Plan, which appears in this Annual Report (Form 11-K).

PKF O'Connor Davies, LLP

Harrison, New York
June 24, 2016

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.pkfod.com